Exhibit 99.1

FERRARI AND UNICREDIT TOGETHER FOR A MULTI-YEAR PARTNERSHIP

Maranello, September 2, 2024 - Ferrari N.V. (NYSE/EXM: RACE) (‘Ferrari’ or the ‘Company’) announces that, effective January 1, 2025, UniCredit S.p.A. will partner with Ferrari S.p.A., its wholly-owned subsidiary, to be at its side in its Formula 1 racing activities under a multi-year agreement.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977